                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 6-K


                           Report of Foreign Issuer


   PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                   Filing No. 1 for the Month of June, 2000


                          Bid.Com International Inc.
                          --------------------------
                          (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
         ------------------------------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                                       Form 20-F   X       Form 40-F
                                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                   ---         ---

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           BID.COM INTERNATIONAL INC.

     On June 14, 2000, Bid.Com International Inc. ("Bid.Com" or the "Company") issued a press release covering the following in anticipation of its Annual General Meeting to be held today at 2:00 p.m. eastern time. The Company's Annual General Meeting may be viewed by logging onto the Company's Web site, www.bid.com, and clicking on the investor relations icon.

     1.  Pat Bourke Nominated to Board of Directors.  Pat Bourke, a founding
         ------------------------------------------
member of Perot Systems Corp. and a former senior executive of EDS, will be nominated for election as a member of Bid.Com's Board of Directors at the Company's Annual General Meeting, to be held today in Toronto, Canada. If elected, Mr. Bourke will also serve as Chairman of the Board of Directors.

     Mr. Bourke, a management and technology services professional with more than 20 years of industry experience, has held a number of senior management positions over the years, working for organizations such as EDS, Perot Systems and Merant Inc.

     Mr. Bourke replaces outgoing chairman Paul Godin, who co-founded Bid.Com and has served as chairman since June, 1996. Mr. Godin recently resigned his duties as Chairman of the Board to focus his attention on another business venture. Mr. Godin will continue to serve as a member of Bid.Com's Board of Directors.

     2.  Re-Affirmation of Business-to-Business E-Commerce.  During the Annual
         -------------------------------------------------
General Meeting, Bid.Com will also re-affirm the shift in its business model from the high-cost business-to-consumer retail segment to the higher-margin
business-to-business sector.   The Company is accelerating its transition into a
business-to-business enabler for its clients' e-commerce strategies, and will today unveil its next generation business-to-business offering to shareholders.

     Under the Company's business-to-consumer model, its revenues were based on the value of goods sold through its www.bid.com Web site, however those revenues were off-set by the costs of goods sold and advertising costs incurred in enticing customers to its Web site. The Company believes that the business-to-business model, in which it recognizes revenues through implementation fees, monthly hosting fees, and a percentage of transactions, will ultimately result in improved overall financial performance.

     As a result of this fundamental difference in the two business models, the Company expects that there will be a very substantial reduction in top-line revenues for fiscal year 2000, as compared to fiscal year 1999, but there will also be improving financial performance by the Company. The strength of the business-to-business model is that it generates recurring revenues. As the Company adds new customers, the monthly revenues are layered on top of the monthly revenues from existing customers.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business sales and operations, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BID.COM INTERNATIONAL INC.


Date: June 14, 2000                 By:  /s/ John Mackie
                                         -------------------------
                                         Name: John Mackie
                                         Title: Vice President and Secretary